Exhibit 99.2

IMPORTANT

If you are in any doubt as to any aspect of this document or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in CNOOC Limited you should at once pass this document to the purchaser or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

EXPLANATORY STATEMENT RELATING TO
GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION AND ELECTION OF DIRECTORS

A notice convening an annual general meeting of CNOOC Limited (the “Company”) to be held on 29 May 2008 at 3:00 p.m. at Four Seasons Hotel, 8 Finance Street, Central, Hong Kong is set out on pages 124 to 129 of the annual report of the Company for the year ended 31 December 2007. Whether or not you intend to attend such meeting, please complete and return the form of proxy in accordance with the instructions printed thereon as soon as possible, and in any event not less than 48 hours before the time appointed for holding such meeting. Completion and return of the form of proxy will not preclude shareholders from attending and voting at the meeting or any adjournment if they so wish.

11 April 2008

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Executive Directors:	Registered office:
Fu Chengyu (Chairman)	65th Floor, Bank of China Tower
Zhou Shouwei	1 Garden Road
Wu Guangqi	Central
Yang Hua	Hong Kong

Non-executive Directors:
Luo Han
Cao Xinghe
Wu Zhenfang

Independent Non-executive Directors:
Edgar W. K. Cheng
Chiu Sung Hong
Evert Henkes
Lawrence J. Lau
Tse Hau Yin, Aloysius

11 April 2008

To the Shareholders

Dear Sir or Madam,

EXPLANATORY STATEMENT RELATING TO
  GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES
AND
RE-ELECTION AND ELECTION OF DIRECTORS

INTRODUCTION

The purpose of this document is to provide you with information in connection with the proposed ordinary resolutions set out as items A3, B1, B2 and B3 of the notice of annual general meeting for the approval of renewal of the general mandates for issue of securities and repurchase Shares, re-election of retiring directors and election of a new independent non-executive director at the annual general meeting of the Company to be held at Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 29 May 2008 at 3:00 p.m. (the “Annual General Meeting”). References in this document to “Shares” are share(s) of all classes in the issued share capital of the Company.

LETTER FROM THE BOARD

GENERAL MANDATES TO ISSUE SECURITIES AND REPURCHASE SHARES

At the annual general meeting of the Company held on 25 May 2007, ordinary resolutions were passed granting general mandates to the directors of the Company (the “Directors”), inter alia, (i) to repurchase Shares the aggregate nominal amount of which in the capital of the Company not exceeding 10% of the aggregate nominal amount of the share capital of the Company in issue as at 25 May 2007; and (ii) to allot, issue and deal with additional Shares the aggregate nominal amount of which in the capital of the Company not exceeding 20% of the aggregate nominal amount of the share capital of the Company in issue as at 25 May 2007; and (iii) to allot, issue and deal with Shares the aggregate nominal amount of which in the capital of the Company by the aggregate number of Shares repurchased, which shall not exceed 10% of the aggregate nominal amount of the share capital of the Company in issue as at 25 May 2007 (collectively referred to as “Existing General Mandates”).

The Existing General Mandates will lapse at the conclusion of the Annual General Meeting. Accordingly, new general mandates to issue securities and to repurchase Shares, respectively, as set out as ordinary resolutions in the notice of the Annual General Meeting, are now proposed to be granted. The Directors, at the date hereof, have no immediate plans to repurchase any existing Shares or to issue any new securities pursuant to the relevant mandates.

In relation to the general mandate for the issuance and allotment of Shares (“Share Issue Mandate”), on 3 April 2008, being the latest practicable date before printing of this document for ascertaining certain information for the purpose of inclusion in this document (the “Latest Practicable Date”), 44,668,049,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Share Issue Mandate, the maximum number of Shares that may be issued by the Company will be 8,933,609,997 Shares.

The explanatory statement, as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) to be sent to the shareholders of the Company (the “Shareholders”) in connection with the proposed general mandates to issue securities and repurchase Shares, is set out in Appendix I to this document. The explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolutions at the Annual General Meeting.

RE-ELECTION AND ELECTION OF DIRECTORS

Pursuant to Article 97 of the articles of association (the “Articles”) of the Company, Messrs. Fu Chengyu, Zhou Shouwei, Yang Hua and Evert Henkes and Professor Lawrence J. Lau will retire from office at the Annual General Meeting and, being eligible for re-election, Messrs. Fu Chengyu, Zhou Shouwei, Yang Hua and Professor Lawrence J. Lau have been recommended by the board of directors of the Company (the “Board”) and have offered themselves for re-election. Mr. Evert Henkes will retire at the Annual General Meeting and

LETTER FROM THE BOARD

will join the international advisory board of the Company as a member. The Board has recommended Mr. Wang Tao for election at the Annual General Meeting as a new independent non-executive director of the Company.

Details of such Directors required to be disclosed under the Listing Rules are set out in Appendix II to this document.

ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting is set out on pages 124 to 129 of the annual report of the Company for the year ended 31 December 2007.

There is no Shareholder who is materially interested in the proposed resolutions regarding the general mandates to issue securities and repurchase Shares, and therefore none of the Shareholders is required to abstain from voting in respect of such resolutions.

Pursuant to the Articles of the Company, at any general meeting of the Company, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is demanded. Details of the procedures by which Shareholders may demand a poll are set out in Appendix III to this document. Pursuant to Article 69 of the Articles of the Company, the Chairman intends to demand voting by poll for all the resolutions set out in the notice of the Annual General Meeting.

A form of proxy for use at the Annual General Meeting is enclosed. Shareholders are requested to complete the form of proxy and return it to the registered office of the Company at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong in accordance with the instructions printed on it not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof (as the case may be), if they do not intend to be present in person at the meeting. Completion and return of the form of proxy will not preclude Shareholders from attending and voting at the meeting or any adjournment thereof if they so wish and, in such event, the relevant form of proxy shall be deemed to be revoked.

RECOMMENDATION

The Directors believe that the granting of the general mandates to issue securities and repurchase Shares, and the re-election and election of the said Directors (as appropriate) are in the best interests of the Company and the Shareholders as a whole, and accordingly recommend the Shareholders to vote in favour of all the relevant resolutions to be proposed at the Annual General Meeting.

Yours faithfully,
For and on behalf of the Board
CNOOC Limited Fu Chengyu Chairman

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

The following is the explanatory notes required to be sent to the Shareholders under the Listing Rules in connection with the proposed general mandate for repurchase Shares and also constitutes the memorandum required under section 49BA of the Companies Ordinance.

GENERAL MANDATE TO REPURCHASE SHARES

At the Annual General Meeting, an ordinary resolution will be proposed to give the Directors a general and unconditional mandate (the “Repurchase Mandate”) to exercise all the powers of the Company to repurchase on the Stock Exchange of Hong Kong Limited (the “Stock Exchange”) the issued and fully paid Shares. Under the Repurchase Mandate, the number of Shares that the Company may repurchase shall not exceed 10% of the issued share capital of the Company as at the date of passing the resolution.

Shareholders should note that the Repurchase Mandate covers purchases made only during the period ending on the earliest of the date of the next annual general meeting of the Company, the date by which the next annual general meeting of the Company is required by any applicable laws or the Articles of the Company to be held and the date upon which such authority is revoked or varied.

SHARE CAPITAL

As at the Latest Practicable Date, 44,668,049,984 Shares were in issue and fully paid. Assuming that there are no changes from the Latest Practicable Date to the date of the Annual General Meeting in the Company’s issued and fully paid share capital and subject to the passing of the ordinary resolution approving the Repurchase Mandate, the maximum number of Shares that may be repurchased by the Company pursuant to the Repurchase Mandate will be 4,466,804,998 Shares.

DIRECTORS AND CONNECTED PERSONS

None of the Directors nor, to the best of the knowledge and belief of the Directors having made all reasonable enquiries, any of their respective associates (as defined under the Listing Rules) has a present intention, in the event that the Repurchase Mandate is approved by the Shareholders, to sell Shares to the Company or its subsidiaries.

No persons who are connected persons (as defined under the Listing Rules) have notified the Company that they have a present intention to sell Shares to the Company or have undertaken not to sell any of the Shares held by them to the Company, in the event that the Company is authorised to make purchases of Shares, on the Stock Exchange.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange to exercise the powers of the Company to make purchases pursuant to the Repurchase Mandate in accordance with the Listing Rules and all applicable laws of Hong Kong.

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

EFFECT OF THE HONG KONG CODE ON TAKEOVERS AND MERGERS

If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Hong Kong Code on Takeovers and Mergers (the “Takeovers Code”). As a result, a Shareholder, or a group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholder of the Company, CNOOC (BVI) Limited (“CNOOC BVI”), was recorded in the register required to be kept by the Company under section 336(1) of the Securities and Futures Ordinance as having an interest in 28,772,727,268 Shares, representing approximately 64.41% of the issued share capital of the Company as at that date. CNOOC BVI is a wholly-owned subsidiary of Overseas Oil & Gas Corporation, Ltd. (“OOGC”), which is in turn a wholly owned subsidiary of China National Offshore Oil Corporation (“CNOOC”). Accordingly, CNOOC BVI’s interests are recorded as the interests of OOGC and CNOOC. OOGC also has a direct interest in 5 Shares. If the Repurchase Mandate is exercised in full, CNOOC BVI, OOGC and CNOOC will be regarded as being interested in approximately 71.57% of the reduced issued share capital of the Company. Regardless of such increase in shareholding, neither CNOOC BVI, OOGC nor CNOOC would become obliged to make a mandatory offer for all securities not already owned by it or its concert parties under Rule 26 of the Takeovers Code.

PUBLIC FLOAT

The Directors do not have a present intention to exercise the Repurchase Mandate to such extent, causing the public float of the securities of the Company to fall below 25%.

LISTING RULES FOR REPURCHASE OF SHARES

Reasons for Repurchase

The Directors consider that the Repurchase Mandate will provide the Company with the flexibility to make such repurchases when appropriate and beneficial to the Company and its Shareholders. Such purchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share.

Source of Funds

Repurchases must be made from internal resources, borrowings and/or other funds legally available for the purpose in accordance with the Company’s Memorandum and Articles, the Listing Rules and applicable laws and regulations in Hong Kong.

APPENDIX I	EXPLANATORY NOTES TO REPURCHASE MANDATE

On the basis of the consolidated financial position of the Company as at 31 December 2007 (being the date to which the latest published audited financial statements of the Company have been made up) and in particular the working capital position and gearing ratio of the Company and the number of Shares in issue, the Directors consider that there will not be a material impact on the working capital or the gearing position of the Company in the event that the proposed repurchases were to be carried out in full at any time during the proposed repurchase period. No repurchase would be made in circumstances that would have a material adverse impact on the working capital of the Company (as compared with the position disclosed in the latest published audited financial statements) unless the Directors consider that such purchases were in the best interests of the Company and its Shareholders as a whole.

SHARE REPURCHASE MADE BY THE COMPANY

The Company has not repurchased any of its Shares (whether on the Stock Exchange or otherwise) in the six months preceding the Latest Practicable Date.

GENERAL

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest closing prices for Shares on the Stock Exchange were as follows:

	Price Per Share
Month	Highest	Lowest
	HK$	HK$
2007
April	6.92	6.71
May	7.53	6.81
June	9.13	7.48
July	9.73	8.95
August	9.58	7.53
September	13.06	9.38
October	16.92	11.76
November	16.38	12.40
December	14.48	11.96

2008
January	14.12	9.65
February	13.50	11.02
March	13.26	10.18
April (up to the Latest Practicable Date)	12.22	11.50

APPENDIX II	DETAILS OF PROPOSED DIRECTORS FOR RE-ELECTION AND ELECTION AT THE ANNUAL GENERAL MEETING

The following are the particulars of the Directors who are proposed for re-election and election at the Annual General Meeting as required under Rule 13.51(2) of the Listing Rules:

Fu Chengyu

Born in 1951, Mr. Fu received a B.S. degree in geology from the Northeast Petroleum Institute in China and a Master’s degree in petroleum engineering from the University of Southern California in the United States. He has over 30 years of experience in the oil industry in the PRC. He previously worked in China’s Daqing, Liaohe and Huabei oil fields. He joined CNOOC, the controlling shareholder of the Company, in 1982 and was the Chairman of the Management Committees formed through joint ventures between CNOOC and Amoco, Chevron, Texaco, Phillips Petroleum, Shell and Agip respectively. From 1994 to 1995, Mr. Fu was the Deputy General Manager of CNOOC Nanhai East Corporation, a subsidiary of CNOOC. In December 1995, he was appointed as the Vice President of Phillips China Inc. and the General Manager of the Xijiang Development Project. In 1999, Mr. Fu was appointed as the General Manager of CNOOC Nanhai East Corporation. In 2000, Mr. Fu became the Vice President of CNOOC. Subsequently, he became the Executive Vice President, President and Chief Operating Officer of the Company in 2001. Mr. Fu became the President of CNOOC in October 2003 and the Chairman of the Board of Directors and Chief Executive Officer of the Company with effect from 16 October 2003. He also serves as the Chairman of the Board of Directors of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Fu is the Chairman of China Oilfield Services Limited, a company listed on The Stock Exchange of Hong Kong Limited and the Shanghai Stock Exchange, and a subsidiary of CNOOC. He was an independent director of Suntech Power Holdings Co., Ltd., a NYSE-listed company from December 2005 to October 2007. He is also a Chairman of the Presidium of China Federation of Industrial Economics and the Vice-chairman of China Chamber of International Commerce. Mr. Fu was appointed as an Executive Director of the Company with effect from 23 August 1999.

Save as aforesaid, Mr. Fu does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 18,541,000 share options in the Company, Mr. Fu has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Fu, Mr. Fu’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$3,120,000 before Hong Kong tax, plus performance-based bonuses. The emoluments of Mr. Fu were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Fu’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the Shareholders, subject to three months’ notice of termination. Mr. Fu is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

APPENDIX II	DETAILS OF PROPOSED DIRECTORS FOR RE-ELECTION AND ELECTION AT THE ANNUAL GENERAL MEETING

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

Zhou Shouwei

Born in 1950, Mr. Zhou received a doctorate degree from the Southwest Petroleum Institute in China and is a senior engineer. He joined CNOOC in 1982. Mr. Zhou served as the Deputy General Manager of CNOOC Bohai Corporation, a subsidiary of CNOOC and the General Manager of CNOOC China Limited, Tianjin Branch. He was appointed as the Executive Vice President of the Company in September 1999 and the President of the Company in July 2002. Since 2000, Mr. Zhou has been the Vice President of CNOOC. Mr. Zhou serves as the Director and the President of CNOOC China Limited and the Director of CNOOC International Limited, both being subsidiaries of the Company. He also serves as the Chairman of CNOOC Southeast Asia Limited, a wholly-owned subsidiary of the Company since April 2003. Mr. Zhou became the chairman of Offshore Oil Engineering Co., Ltd., a listed company on the Shanghai Stock Exchange and a subsidiary of CNOOC, on 6 December 2003. Mr. Zhou was appointed as an Executive Director of the Company with effect from 23 August 1999.

Save as aforesaid, Mr. Zhou does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 14,635,000 share options in the Company, Mr. Zhou has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Zhou, Mr. Zhou’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$2,236,000 before Hong Kong tax, plus performance-based bonuses. The emoluments of Mr. Zhou were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Zhou’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the Shareholders, subject to three months’ notice of termination. Mr. Zhou is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF PROPOSED DIRECTORS FOR RE-ELECTION AND ELECTION AT THE ANNUAL GENERAL MEETING

Yang Hua

Born in 1961, Mr. Yang is a senior engineer and graduated from Petroleum University with a B.S. degree in Petroleum Engineering. He also received a MBA degree from the Sloan School of Management at MIT as a Sloan Fellow. Mr. Yang joined CNOOC in 1982 and has over 25 years’ experience in petroleum exploration and production. Mr. Yang spent the first-eleven year of his career with CNOOC Research Center to serve as a number of positions including the Director of Field Development Department, the Manager for Reservoir Engineering Department and the Project Manager. Mr. Yang then mainly was involved in international business, corporate finance and capital market in the Company and its subsidiaries. From 1993 to 1999, he served as the Deputy Chief Geologist, the Deputy Director and the Acting Director for Overseas Development Department of the Company and the Vice President of CNOOC International Limited, a subsidiary of the Company. In 1999, he became a Senior Vice President of the Company, from 2002 to 2003 being Director and President of CNOOC Southeast Asia Limited, a subsidiary of the Company. Mr. Yang was appointed as the Chief Financial Officer of the Company with effect from 1 January 2005 as well as the Executive Vice President of the Company in December 2005. He also serves as the Assistant President of CNOOC and the Director of CNOOC Finance Corporation Limited, and the Director of CNOOC China Limited and CNOOC International Limited, both being subsidiaries of the Company. Mr. Yang was appointed as an Executive Director of the Company with effect from 31 August 2005.

Save as aforesaid, Mr. Yang Hua does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Apart from holding 9,837,000 share options in the Company, Mr. Yang has no other interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

Under the service agreement between the Company and Mr. Yang, Mr. Yang’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax, an annual salary of HK$1,612,000 before Hong Kong tax, plus performance-based bonuses. The emoluments of Mr. Yang were determined with reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Yang’s appointment continued for a period of twelve months and would be renewed annually as determined by the Board or the Shareholders, subject to three months’ notice of termination. Mr. Yang is subject to the provisions of his service agreement and the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

APPENDIX II	DETAILS OF PROPOSED DIRECTORS FOR RE-ELECTION AND ELECTION AT THE ANNUAL GENERAL MEETING

Lawrence J. Lau

Professor Lawrence J. Lau has been serving as Vice-Chancellor (President) of The Chinese University of Hong Kong since 1 July 2004. Born in 1944, Professor Lau graduated with a B.S. degree (with Great Distinction) in Physics and Economics from Stanford University in 1964, and received his M.A. and Ph.D. degrees in Economics from the University of California at Berkeley in 1966 and 1969 respectively. He joined the faculty of the Department of Economics at Stanford University in 1966, becoming Professor of Economics in 1976 and the first Kwoh-Ting Li Professor in Economic Development at Stanford University in 1992. From 1992 to 1996, he served as a Co-Director of the Asia-Pacific Research Center at Stanford University, and from 1997 to 1999, as the Director of the Stanford Institute for Economic Policy Research. He became Kwoh-Ting Li Professor in Economic Development, Emeritus, at Stanford University in 2006. He is concurrently Ralph and Claire Landau Professor of Economics at The Chinese University of Hong Kong. Professor Lau specializes in economic development, economic growth, and the economies of East Asia, including that of China. He has authored, co-authored, or edited five books and published more than 160 articles and notes in professional journals. Professor Lau was awarded the degree of Doctor of Social Sciences, honoris causa, by the Hong Kong University of Science and Technology in 1999, and was conferred the degrees of Doctor, honoris causa, by Soka University and Doctor of Laws, honoris causa, by Waseda University in 2007. Professor Lau has been rendering academic and professional services to a large number of institutions. He is an Honorary Research Fellow of the Shanghai Academy of Social Sciences, and an Honorary Professor of the Institute of Systems Science at the Chinese Academy of Sciences, Jilin University, Nanjing University, Remin University of China, Shantou University, Southeast University and the School of Economics and Management, Tsinghua University. Professor Lau is a member of the 11th National Committee of the Chinese People’s Political Consultative Conference. Professor Lau also serves as a member of the HKSAR Government’s Commission on Strategic Development, the Advisory Committee on Corruption of the Independent Commission Against Corruption, the Steering Committee on Innovation and Technology, the Exchange Fund Advisory Committee and its Currency Board Sub-Committee, and the Honours Committee. He was appointed a Justice of the Peace in July 2007. He also serves on the Boards of Directors of the Hong Kong Science and Technology Parks Corporation and the US-based Achievo Corporation, as well as those of the Far EasTone Telecommunications Co. Ltd. as an independent director and the Shin Kong Financial Holding Corporation as an independent supervisor, the latter two being companies listed in Taiwan. Professor Lau was appointed as an Independent Non-executive Director of the Company with effect from 31 August 2005.

Professor Lau does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Professor Lau has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Professor Lau. Professor Lau’s emoluments comprise an annual director’s fee of HK$950,000 before Hong Kong tax. Professor Lau waived his emoluments for the year ended 31 December 2007.

APPENDIX II	DETAILS OF PROPOSED DIRECTORS FOR RE-ELECTION AND ELECTION AT THE ANNUAL GENERAL MEETING

The emolument of Professor Lau was determined by reference to perception of industry standards and prevailing market conditions. The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Professor Lau is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the shareholders of the Company.

Wang Tao

Mr. Wang Tao was born in 1931. From 1954 to 1963, Mr. Wang studied at Moscow Institute of Oil in former Soviet Union and majored in Geological Mineralogy where he obtained his Deputy Doctoral degree. Mr. Wang is the Chairman of Chinese National Committee for World Petroleum Council, the Vice-chairman of Chinese-Arab Friendship Association and the Chairman of Chinese-Saudi Arabia Friendship Association. He also serves as the adjunct professor and/or doctoral advisor in several institutes such as China University of Petroleum. Mr. Wang has been working in oil and gas sector for more than fifty years. As of September 1963 he served the post of the Chief Geologist in Beijing Research Institute of Petroleum Science; as of May 1965 the Deputy Commander and Chief Geologist of the North China Oil Exploration Command Office; as of March 1970 the Secretary, the Deputy Director-General and Chief Geologist of Liao River Petroleum Exploration Bureau; as of November 1979 the Principal of the Preparation and Construction Office for the Pearl River Mouth Project in Command Office of South China Sea Oil Exploration; as of June 1983 the General Manger of Nanhai East Corporation of China National Offshore Oil Corporation; as of June 1985 the Minister and Secretary of the Party Leadership Group of the Ministry of Petroleum Industry and as of May 1988 the General Manager and Secretary of the Party Leadership Group of China National Petroleum Corporation. He was also a Member of the 12th, 13th and 14th Central Committees of the Communist Party of China, a Member of the Standing Committee of the 9th National People’s Congress, the Vice-chairman of the Environmental Protection and Resources Conservation Committee of the National People’s Congress. He also served successively as the Vice Chairman and Senior Vice Chairman of the World Petroleum Council from 1994 to 2005. Mr. Wang is the Executive Director of Sino Union Petroleum & Chemical International Limited which is listed in Hong Kong.

Mr. Wang does not have any relationship with any other Director, senior management, substantial shareholder or controlling shareholder of the Company.

Mr. Wang has no interest in the Company’s securities within the meaning of Part XV of the Securities and Futures Ordinance.

There is no service agreement between the Company and Mr. Wang. Mr. Wang’s emoluments in 2008 are expected to comprise of an annual director’s fee of HK$950,000 before Hong Kong tax. The emoluments of Mr. Wang will be determined by reference to perception of industry standards and prevailing market conditions.

APPENDIX II	DETAILS OF PROPOSED DIRECTORS FOR RE-ELECTION AND ELECTION AT THE ANNUAL GENERAL MEETING

The Remuneration Committee will review the level of directors’ remuneration from time to time and make recommendation to the Board for adjustments if necessary. Mr. Wang is subject to the retirement provisions in the Articles of the Company.

There is no other information required to be disclosed pursuant to any of the requirements of Rule 13.51(2)(h) – 13.51(2)(v) of the Listing Rules, nor are there any other matters to be brought to the attention of the Shareholders.

APPENDIX III	PROCEDURES FOR DEMANDING A POLL

Pursuant to Article 69(a) of the Articles of the Company, a resolution put to the vote of a general meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i)	the Chairman of such meeting; or

(ii)	at least three members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting; or

(iii)
any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all members having the right to attend and vote at the meeting; or

(iv)
any member or members present in person (or in the case of a member being a corporation, by its duly authorised representative) or by proxy and holding Shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

CNOOC Limited
（中國海洋石油有限公司）

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

Form of proxy for the Annual General Meeting to be held on 29 May 2008

I/We(Note 1)	of

being the registered holder(s) of ______________________ shares(Note 2) of HK$0.02 each in the share capital of the above-named Company HEREBY APPOINT THE CHAIRMAN OF THE MEETING(Note 3) or _____________________________________ of __________________________________________ as my/our proxy to attend and act for me/us at the Annual General Meeting (and any adjournment thereof) of the said Company to be held at Four Seasons Hotel, 8 Finance Street, Central, Hong Kong on 29 May 2008 at 3:00 p.m. for the purposes of considering and, if thought fit, passing the Resolutions as set out in the Notice of Annual General Meeting and at such Meeting (and at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of the Resolutions as indicated below(Note 4).

	ORDINARY RESOLUTIONS	FOR(Note 4)	AGAINST(Note 4)
A1.	To receive and consider the audited Statement of Accounts together with the Report of the Directors and Independent Auditors’ Report thereon for the year ended 31 December 2007.
A2.	To declare a final dividend for the year ended 31 December 2007.
A3.	(i) To re-elect Mr. Fu Chengyu as Executive Director;	(i)	(i)
	(ii) To re-elect Mr. Zhou Shouwei as Executive Director;	(ii)	(ii)
	(iii) To re-elect Mr. Yang Hua as Executive Director;	(iii)	(iii)
	(iv) To re-elect Professor Lawrence J. Lau as Independent Non-executive Director;	(iv)	(iv)
	(v) To elect Mr. Wang Tao as a new Independent Non-executive Director; and	(v)	(v)
	(vi) To authorise the Board of Directors to fix the remuneration of each of the Directors.	(vi)	(vi)
A4.	To re-appoint the Company’s independent auditors and to authorise the Board of Directors to fix their remuneration.
B1.
To grant a general mandate to the Directors to repurchase shares in the capital of the Company not exceeding 10% of the share capital of the Company in issue as at the date of passing of this resolution.

B2.
To grant a general mandate to the Directors to allot, issue and deal with additional shares in the capital of the Company not exceeding 20% of the share capital of the Company in issue as at the date of passing of this resolution.

B3.
To extend the general mandate granted to the Directors to allot, issue and deal with shares in the capital of the Company by the aggregate number of shares repurchased, which shall not exceed 10% of the share capital of the Company in issue as at the date of passing of this resolution.

Dated this	day of	2008	Signed(Note 5)
Notes:
1.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2.
Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

3.
If any proxy other than the Chairman is preferred, strike out the words “THE CHAIRMAN OF THE MEETING” and insert the name and address of the proxy desired in the space provided. A member may appoint one or more proxies to attend and vote in his stead. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT.

4.
IMPORTANT: IF YOU WISH TO VOTE FOR THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “FOR”. IF YOU WISH TO VOTE AGAINST THE RESOLUTIONS, TICK THE APPROPRIATE BOXES MARKED “AGAINST”. Failure to complete any or all the boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the Meeting other than those referred to in the Notice of Annual General Meeting.

5.
This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either executed under its common seal or under the hand of an officer or attorney or other person duly authorised to sign the same.

6.
In the case of joint holders of any share, any one of such joint holders may vote at the Meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto. However, if more than one of such joint holders is present at the Meeting, personally or by proxy, the vote of the joint holder whose name stands first in the Register of Members and who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holder(s).

7.
To be valid, this form of proxy together with the power of attorney (if any) or other authority under which it is signed (if any) or a notarially certified copy thereof, must be deposited at the Company’s registered office at 65th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong not less than 48 hours before the time for holding the Meeting or any adjournment thereof (as the case may be).

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.
9.
Completion and delivery of the form of proxy will not preclude you from attending and voting at the Meeting if you so wish. In such event, the instrument appointing a proxy shall be deemed to be revoked.